SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For April 16, 2004



                         Andina Bottling Company, Inc.
                         -----------------------------
                (Translation of registrant's name into English)


                            Avenida Andres Bello 2687
                               Piso 20, Las Condes
                                   Santiago
                                     Chile
                   (Address of principal executive offices)

                           Form 20-F X Form 40-F ___
                                    ---



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                  Yes     No  X
                                     ----   ----

                                                                             3
                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. Consolidated financial statements of the Company for the period ended December 31, 2003.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2003

(Translation of original in Spanish)




CONTENTS

Report of independent auditors
Consolidated balance sheet
Consolidated statement of income
Consolidated statement of cash flows
Notes to the consolidated financial statements




      Ch$  -  Chilean pesos
    ThCh$  -  Thousands of Chilean pesos
      US$  -  United States dollars
    ThUS$ -   Thousands of United States dollars
       UF  -  Unidades de Fomento (Chilean government
               inflation-indexed monetary units)
     ThA$     Thousands of Argentinean pesos
    ThRe$     Thousands of Brazilian Reais



[GRAPHIC OMITTED]

REPORT OF INDEPENDENT AUDITORS

(Translation of original in Spanish)

Santiago, January 27, 2004

To the Shareholders and Directors
Embotelladora Andina S.A.



We have audited the accompanying consolidated balance sheets of Embotelladora Andina S.A. and its subsidiaries (the "Company") at December 31, 2003 and 2002, and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (including the corresponding notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Embotelladora Andina S.A. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.



Luis Enrique Alamos O.
RUT:  7.275.527-8

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                       At December 31,
               ASSETS                              2003              2002
               ------                              ----              ----
                                                   ThCh$             ThCh$
CURRENT ASSETS
    Cash                                         9,345,727       11,762,461
    Time deposits                                6,602,410       12,563,475
    Marketable securities (net)                 25,093,563       25,795,192
    Trade accounts receivable (net)             28,363,885       26,733,932
    Notes receivable (net)                      11,442,345       12,364,386
    Other receivables (net)                     13,675,747        5,377,919
    Inventories (net)                           19,690,106       17,988,989
    Recoverable taxes                            4,569,087        4,408,717
    Prepaid expenses                             2,133,870        1,971,886
    Deferred income taxes                        1,349,051          718,346
    Other current assets                         5,551,651        4,923,041
                                               -----------      -----------
         Total current assets                  127,817,442      124,608,344
                                               -----------      -----------

PROPERTY, PLANT AND EQUIPMENT
    Land                                        14,168,709       16,691,014
    Buildings and improvements                  92,008,375      104,639,626
    Machinery and equipment                    222,459,409      251,042,324
    Other property, plant and equipment        174,763,151      188,212,721
    Technical reappraisal of property,
      plant and equipment                        1,896,624        1,896,624
    Accumulated depreciation                  (336,210,787)    (353,059,411)
                                               -----------    --------------
         Total property, plant and equipment   169,085,481      209,422,898
                                               -----------    -------------

OTHER ASSETS
    Investments in related companies            19,415,510       17,243,528
    Investments in other companies                 609,524          744,763
    Goodwill (net)                              87,979,269      115,021,180
    Long-term receivables                           61,378           28,902
    Notes and accounts receivable from
      related companies                             50,559           92,203
    Intangibles                                  2,862,924        3,498,456
    Amortization of intangibles                 (2,548,615)      (2,873,665)
    Other                                      180,092,564      209,548,026
                                               -----------      -----------
         Total other assets                    288,523,113      343,303,393
                                               -----------      -----------

         Total assets                          585,426,036      677,334,635
                                               ===========      ===========

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                                  (continued)


   LIABILITIES, MINORITY INTEREST                     At December 31,
      AND SHAREHOLDERS' EQUITY                     2003              2002
      ------------------------                     ----              ----
                                                   ThCh$             ThCh$
CURRENT LIABILITIES
    Short-term bank liabilities                  5,204,294        7,054,574
    Current portion of long-term bank
       liabilities                               1,999,107        2,560,111
    Current portion of bonds payable            13,065,895        7,591,312
    Dividends payable                            3,956,433        3,965,051
    Accounts payable                            24,751,945       26,601,724
    Notes payable                                   31,277                -
    Other creditors                              2,959,159        3,088,136
    Notes and accounts payable to
       related companies                         9,694,033        9,306,155
    Other accrued liabilities                   14,851,542       14,606,003
    Withholdings                                10,923,272        8,797,888
    Income taxes payable                         4,058,726        4,798,466
    Unearned income                                 34,304          127,114
                                                ----------      -----------
         Total current liabilities              91,529,987       88,496,534
                                                ----------      -----------

LONG-TERM LIABILITIES
    Long-term bank liabilities                  49,309,444       60,177,860
    Bonds payable                              122,180,529      138,053,796
    Other creditors                                228,704           68,252
    Other accrued liabilities                   10,607,451        9,367,575
    Deferred income taxes                        1,335,638        1,948,815
    Other long-term liabilities                  7,251,569        6,355,852
                                              ------------     ------------
         Total long-term liabilities           190,913,335      215,972,150
                                              ------------     ------------

MINORITY INTEREST                                   48,115           50,082
                                              ------------     ------------

SHAREHOLDERS' EQUITY
    Paid-in capital                            186,368,767      186,368,767
    Other reserves                              25,478,595       60,161,747
    Retained earnings from prior years          86,808,880      104,695,113
    Net income for the year                     15,754,549       33,351,481
    Interim dividends                          (11,476,192)     (11,761,239)
                                              -------------    ------------
         Total shareholders' equity            302,934,599      372,815,869


                                                ----------       ----------
         Total liabilities, minority interest,
           and shareholders' equity            585,426,036      677,334,635
                                               ===========      ===========

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME



                                                                                     For the years ended
                                                                                        December 31,
                                                                                  2003                2002
                                                                                  ----                ----
                                                                                  ThCh$               ThCh$
OPERATING INCOME
    Net sales                                                                  386,856,261         402,224,315
    Cost of sales                                                             (247,212,312)       (264,788,190)
                                                                               -----------        ------------
         Gross margin                                                          139,643,949         137,436,125
    Administrative and selling expenses                                        (91,944,448)        (95,499,357)
                                                                               -----------        ------------
         Operating income                                                       47,699,501          41,936,768
                                                                               -----------        ------------

NON-OPERATING INCOME AND EXPENSE
    Financial income                                                            30,862,115          24,779,870
    Equity in earnings of equity investments                                     2,368,989          11,326,557
    Other non-operating income                                                   9,439,761           2,510,478
    Equity in losses of equity investments                                        (545,494)         (2,116,965)
    Amortization of goodwill                                                    (6,618,354)         (8,074,510)
    Financial expenses                                                         (19,980,219)        (20,403,252)
    Other non-operating expenses                                                (7,809,949)        (24,960,012)
    Price-level restatement                                                     (4,067,382)         (7,266,530)
    Foreign exchange gains, net                                                (34,581,758)         24,211,695
                                                                               -----------        ------------
         Non-operating (expense) income                                        (30,932,291)              7,331
                                                                               -----------        ------------

    Income before income tax and minority interest                              16,767,210          41,944,099
    Income tax expense                                                          (1,009,590)         (8,589,964)
                                                                               -----------       -------------
         Income before minority interest                                        15,757,620          33,354,135
    Minority interest                                                               (3,071)             (2,654)
                                                                               -----------       -------------
NET INCOME                                                                      15,754,549          33,351,481
                                                                               ===========       =============


The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                       For the years ended
                                                                                          December 31,
                                                                                      2003             2002
                                                                                      ----             ----
                                                                                      ThCh$            ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES
    Collection of trade receivables                                               555,242,921      565,240,504
    Financial income received                                                      63,292,215       15,712,278
    Dividends and other distributions received                                              -       11,634,298
    Collection of other receivables                                                24,403,542       22,103,739
    Payments to suppliers and personnel                                          (444,638,067)    (421,255,015)
    Interest paid                                                                 (66,287,739)     (16,341,718)
    Income tax payments                                                            (4,758,744)      (4,564,580)
    Other expenses                                                                   (743,094)      (4,862,001)
    VAT and other similar items paid                                              (59,820,727)     (68,378,895)
                                                                                  -----------      -----------
         Net cash provided by operating activities                                 66,690,307       99,288,610
                                                                                  -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Borrowings                                                                     51,629,474       51,700,389
    Dividends paid                                                                (51,009,234)     (59,367,809)
    Repayment of loans                                                            (54,432,469)     (55,781,172)
                                                                                  -----------       ----------
         Net cash used in financing activities                                    (53,812,229)     (63,448,592)
                                                                                  -----------       ----------

CASH FLOWS FROM INVESTMENT ACTIVITIES
    Proceeds from sales of property, plant and equipment                              928,772          638,866
    Proceeds from sales of other investments                                      149,409,960       43,489,751
    Collection of other loans to related companies                                          -          290,880
    Investing activities                                                                4,584                -
    Additions to property, plant and equipment                                    (25,342,966)     (24,078,976)
    Investments in marketable securities                                         (142,805,840)     (59,604,279)
    Other loans to related companies                                                        -         (286,980)
                                                                                 ------------      ------------
         Net cash used in investing activities                                    (17,805,490)     (39,550,738)
                                                                                 ------------      ------------

         Net decrease in cash and cash equivalents                                 (4,927,412)      (3,710,720)

EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                                   (4,152,016)      (6,219,623)
                                                                                  -----------       -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS                                          (9,079,428)      (9,930,343)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                     50,121,128       60,051,471
                                                                                   ----------       ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                           41,041,700       50,121,128
                                                                                   ==========       ==========

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                      For the years ended
                                                                                          December 31,
                                                                                      2003             2002
                                                                                      ----             ----
                                                                                      ThCh$            ThCh$
RECONCILIATION OF NET INCOME TO NET CASH FLOWS
  PROVIDED BY OPERATING ACTIVITIES
NET INCOME                                                                         15,754,549       33,351,481
    Income on sales of assets:
       Gain on sale of property, plant and equipment                                 (194,766)        (336,653)
       Gain on sale of investments                                                     (1,914)        (722,319)
       Gain on sale of other assets                                                   (16,805)          (5,475)

ADJUSTMENTS TO NET INCOME THAT DO NOT
  REPRESENT MOVEMENTS OF CASH:
    Depreciation                                                                   32,963,319       40,670,850
    Amortization of intangibles                                                       512,178          676,807
    Write-offs and provisions                                                       1,610,621       11,329,636
    Equity in earnings of equity investments                                       (2,368,989)     (11,326,557)
    Equity in losses of equity investments                                            545,494        2,116,965
    Amortization of goodwill                                                        6,618,354        8,074,510
    Price-level restatement                                                         4,067,382        7,266,530
    Foreign exchange gains, net                                                    34,581,758      (24,211,695)
    Other credits to income that do not represent cash flows                      (19,252,591)     (10,346,316)
    Other charges to income that do not represent cash flows                       18,729,055       31,005,073

CHANGES IN OPERATING ASSETS
    (Increase) decrease in trade accounts receivable                               (6,305,318)       8,237,662
    Increase in inventories                                                        (3,402,159)      (2,654,834)
    (Increase) decrease in other assets                                           (16,288,426)      23,113,347

CHANGES IN OPERATING LIABILITIES
    Increase (decrease) in accounts payable related to
      operating income                                                              2,474,992      (10,793,965)
    Decrease in interest payable                                                  (10,636,850)     (12,367,401)
    (Decrease) increase in income taxes payable                                      (707,605)       3,279,809
    Increase in other accounts payable related
      to non-operating income                                                       2,502,956          916,406
    Increase in Valued Added Tax and other similar items                            5,502,001        2,012,095
    Minority interest                                                                   3,071            2,654
                                                                                   ----------       ----------
          Net cash provided by operating activities                                66,690,307       99,288,610
                                                                                   ==========       ==========


The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                             AT DECEMBER 31, 2003



NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER

Embotelladora Andina S.A. ("Andina" and together with its controlled subsidiaries, the "Company") was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046, is subject to the supervision of the Chilean Superintendency of Securities and Insurance Companies (the "SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)   Accounting period

The consolidated financial statements cover the period January 1 to December 31, 2003 and are compared to the same period in 2002.

b)   General

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c) Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 1.0% and minor reclassifications have been made.

d) Basis of consolidation

The accompanying financial statements reflect the consolidated financial position, results and cash flows of Andina and its subsidiaries. All significant transactions have been eliminated.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:


                                                                                                   December 31,
                                                                      December 31, 2003                2002
Tax registration                                              ---------------------------------    -----------
    number                      Company name                  Direct      Indirect        Total        Total
    ------                      ------------                  ------      --------        -----        -----
0-E             Abisa Corp S.A.                                99.9        00.09          99.99        99.99
96842970-1      Andina Bottling Investments S.A.               99.9        00.09          99.99        99.99
96836750-1      Andina Inversiones Societarias S.A.            99.9        00.09          99.99        99.99
96972760-9      Andina Bottling Investments Dos S.A.           99.9        00.09          99.99        99.99
0-E             Complejo Industrial Pet S.A.                   00.0        00.00          00.00        99.99
0-E             Embotelladora del Atlantico S.A.               00.0        99.99          99.99        99.99
96623640-K      Envases Multipack S.A.                         00.0        99.99          99.99        99.99
0-E             Rio de Janeiro Refrescos Ltda.                 00.0        99.99          99.99        99.99
78536950-5      Servicios Multivending Ltda.                   99.9        00.09          99.99        99.99
78861790-9      Transportes Andina Refrescos Ltda.             99.9        00.09          99.99        99.99
96648500-0      Vital S.A.                                     00.0        99.99          99.99        99.99

Other information

On December 12, 2002 Andina Bottling Investments S.A. and Andina Inversiones Societarias S.A. purchased 100% of the shares in Mercury Equity Corp S.A., a company incorporated in the British Virgin Islands. On December 22, both companies unanimously agreed to a capital increase in Mercury Equity Corp S.A. ("Mercury"), contributing 100% of the holdings both companies had in The Sterling Pacific Corp S.A. ("Sterling"). On December 23, 2002 the liquidation of Sterling took place, and its total assets and liabilities were transferred at book value to Mercury Equity Corp S.A. On December 30, 2002, the name of Mercury changed to Abisa Corp S.A. ("Abisa").

On March 21, 2003 at the general and extraordinary shareholders meeting of both Embotelladora del Atlantico S.A. (EDASA) and Complejo Industrial Pet S.A. (CIPET), approved and confirmed the "Preliminary Merger Agreement", which was effective as from January 1, 2003.

On May 23, 2003 the "Final Merge Agreement" was signed between EDASA and CIPET and registered in the Public Register of Commerce in the Province of Cordoba on October 14, 2003.

e) Price-level restatement

The consolidated financial statements have been restated in accordance with local regulations to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the period. Restatements have been determined on the basis of the percentage variation in the official Chilean Consumer Price Index "CPI", issued by the Chilean National Institute of Statistics, which amounted to 1% for the period December 1, 2002 to November 30, 2003 (3% for the same period in 2002).

f)   Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at year-end. UF denominated balances have been restated according to the CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following year-end exchange rates:

                                       2003                  2002
                                       ----                  ----
                                        Ch$                   Ch$

Unidades de Fomento       (UF)      16,920.00            16,744.12
United States dollars     (US$)        593.80               718.61
Argentine pesos           (A$)         202.66               213.24
Brazilian Real            (R$)         205.52               203.38

g)   Marketable securities

Marketable securities includes investments in mutual funds, valued at the redemption value at year end.

h)   Inventories

Inventories are stated at purchase and/or production cost and are computed under the average cost method. Provisions are made for obsolescence on the basis of turnover of raw materials and finished products. The stated values of inventories do not exceed their estimated net realizable value.

i) Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and additional allowances for specific customers where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j) Property, plant and equipment

Property, plant and equipment are carried at restated cost plus price-level restatements. The technical reappraisal of property, plant and equipment, authorized by the SVS during 1979, is shown at restated value under the heading "Technical reappraisal of property, plant and equipment".

Fixed assets to be disposed of are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)   Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the revalued assets.

l)   Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m) Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the year end exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

The Company has performed an evaluation of the asset value of its subsidiaries in Argentina and Brazil, concluding that as of December 31, 2003, no adjustments are required for this concept, since no significant impairment in asset value has been determined that could affect their recovery.

n)   Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)   Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)   Bonds payable

Bonds payable includes placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at par value. The difference in the par value and the proceeds received, the purchase discount, is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

q) Income taxes and deferred income taxes

The Company has recognized its current tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r) Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7% annual rate using the staff's length of service to their retirement date.

s) Deposits for containers

The liability for deposits for containers in circulation is estimated based on an annual inventory count of containers held by clients. The inventory is valued at the average weighted value of the deposit value over the past seven years per container type and any adjustments are recorded in the Company's operating results. In order to recover the cash deposit, the original invoice must be presented and the containers should be in good condition. Deposits are not adjusted for price level restatements.

Beginning in February 2001, and for a period of five years counted from the invoice date, if a client would not restore all or part of the deposits for containers, the Company, without any further proceedings, may cash part or all of the deposit.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)   Revenue recognition

The Company records revenue based on the physical delivery of finished products to its clients, in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)   Derivative contracts

Derivative contracts include forward and swap currency contracts used to cover the risk of exposure to exchange rate differences.

These hedge instruments are recorded at their market values. Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term) until realized.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

v)   Computer software

Software currently in use correspond to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for internally developed programs are expensed.

w) Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca Cola Company to its bottlers.

x) Consolidated statement of cash flows

In accordance with Technical Bulletin 50 issued by the Chilean Institute of Accountants and with Circular 1501 from the Superintendency of Stock and Insurance, the Company has defined investments in fixed-income mutual funds, time deposits maturing within 90 days, repurchase agreements maturing within 90 days, and indexed promissory notes from the Chilean Central Bank as cash equivalents.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year which could significantly affect the comparability of these financial statements.

NOTE 4 - MARKETABLE SECURITIES

Marketable securities at each year-end consisted of mutual funds totaling ThCh$ 25,093,563 and ThCh$ 25,795,192 at December 31, 2003 and 2002
respectively.

The composition of the balance at December 31, 2003 was as follows:


                                                                       ThCh$
                                                                       -----

Fondo Mutuo SantanderSantiago Money Market Chile                       361,024
Citi Inst. Liquid  Reserves Ltd. (United States)                    24,732,539
                                                                    ----------
         Total                                                      25,093,563
                                                                    ==========

NOTE 5 - SHORT- AND LONG-TERM RECEIVABLES

The portfolio of receivables, 95.8% corresponding to the drinks business and 4.2% to the container business. The receivables had a turnover equivalent to
9.85 times (9.92 times in 2002). Details of receivables are as follows:


                                                                            Current
                                             --------------------------------------------------------------
                                                                          More than 90 days
                                                Up to 90 days               up to 1 year
                                             -------------------         -----------------
               Caption                       2003           2002         2003         2002         Subtotal
               -------                       ----           ----         ----         ----         --------
                                             ThCh$          ThCh$        ThCh$        ThCh$          ThCh$

Trade receivables                         28,434,338     24,923,306     1,713,577    1,810,626     30,147,915
Allowance for doubtful accounts                    -              -             -            -      1,784,030
Notes receivable                          11,413,600     11,827,658     1,139,573      536,728     12,553,173
Allowance for doubtful accounts                    -              -             -            -      1,110,828
Other receivables                         12,658,198      4,280,573     1,193,798    1,097,346     13,851,996
Allowance for doubtful accounts                    -                 -          -            -        176,249
         Total long-term receivables


                                                 Current
                                            --------------------
                                            Total Current (net)               Long term
                                            --------------------         -----------------
               Caption                       2003           2002         2003         2002
               -------                      -----           ----         ----         ----
                                             ThCh$          ThCh$        ThCh$        ThCh$
Trade receivables                         28,363,885     26,733,932           -           -
Allowance for doubtful accounts                    -              -           -           -
Notes receivable                          11,442,345     12,364,386                   8,687
Allowance for doubtful accounts                    -              -           -           -
Other receivables                         13,675,747      5,377,919      61,378      20,215
Allowance for doubtful accounts                    -              -           -           -
                                                                         ------      ------
         Total long-term receivables                                     61,378      28,902
                                                                         ======      ======

NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts payable and receivable with related companies correspond to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

a) Notes and accounts receivable


                                                                  Short-term                   Long-term
 Tax registration                                              --------------------      ---------------------
     number                   Company                           2003        2002           2003          2002
     ------                   -------                           ----        ----           ----          ----
                                                                ThCh$       ThCh$          ThCh$         ThCh$

96714870-9     Coca Cola de Chile S.A.                              -          -          50,559        37,152
0-E            Centralli Refrigerante S.A.                          -          -               -        55,051
                                                                -----      -----         -------       -------
       Total                                                        -          -          50,559        92,203
                                                                =====      =====         =======       =======

b) Notes and accounts payable


                                                                     Short-term                  Long-term
 Tax registration                                              ---------------------       ---------------------
     number                   Company                           2003          2002            2003        2002
     ------                   -------                           ----          ----            ----        ----
                                                                ThCh$         ThCh$           ThCh$       ThCh$
96714870-9     Coca Cola de Chile S.A.                        2,825,136    3,398,175            -            -
96705990-0     Envases Central S.A.                             636,534      820,735            -            -
0-E            Recofarma Industrias do Amazonas Ltda.         2,264,528      417,361            -            -
0-E            Cervejarias Kaiser S.A.                          559,213      160,817            -            -
0-E            Coca Cola de Argentina S.A.                      502,991      569,062            -            -
0-E            Cican S.A.                                             -      121,326            -            -
0-E            Centralli Refrigerante S.A.                            -      166,215            -            -
89996200-1     Envases del Pacifico S.A.                              -      130,311            -            -
94175000-1     Envases Italprint S.A.                                 -      116,155            -            -
86881400-4     Envases CMF                                    2,905,631    3,405,998            -            -
                                                             ----------    ---------       ------       ------
       Total                                                  9,694,033    9,306,155            -            -
                                                             ==========    =========       ======       ======

c) Transactions with related companies were as follows:

                                                                                                        2003
                                                                                               ---------------------------
                                                                                                          Effect on income
        Company                     Relation                      Transaction                  Amount     (charge/credit)
        -------                     --------                      -----------                  ------     ----------------
                                                                                                ThCh$          ThCh$
Envases Central S.A.           Equity investee         Sales of raw materials and supplies   1,162,714              -
                                                       Finished product purchases           13,883,519              -
                                                       Current account advancement                   -              -
Envases Italprint S.A.         Director in common      Raw material purchases                    8,971              -
Coca Cola de Chile S.A.        Related company         Concentrate purchases                34,268,564              -
                                 through shareholder   Advertising participation             2,790,254     (2,790,254)
                                                       Water source rental                   1,289,370     (1,289,370)
                                                       Others                                  551,517              -
Coca Cola de Argentina S.A.    Related company
                                 through shareholder   Concentrate purchases                13,748,724              -
Cican S.A.                     Equity investee         Can purchases                                 -              -
Cervejarias Kaiser S.A.        Related company
                                 through shareholder   Finished product purchases            6,090,759              -
                                                       Advertising participation               813,964        813,964
                                                       Promotional plans                       225,256        225,256
Envases del Pacifico S.A.      Director in common      Raw material purchases                  939,708              -
Recofarma Industrias do        Equity investee         Concentrate purchases                17,257,524              -
  Amazonas Ltda.                                       Advertising participation             3,935,788      3,935,788
                                                       Fixed Asset Incentive                   735,076        735,076
Centralli Refrigerantes S.A.   Equity investee         Finished product purchases                    -              -
Envases CMF S.A.               Equity investee         Container purchases                   3,661,161              -
                                                       Raw material purchases                9,483,774              -
                                                       Sales of raw materials                1,268,539              -



                                                                                                         2002
                                                                                             -------------------------------
                                                                                                            Effect on income
        Company                     Relation                      Transaction                Amount         (charge/credit)
        -------                     --------                      -----------                ------         ----------------
                                                                                              ThCh$              ThCh$
Envases Central S.A.           Equity investee         Sales of raw materials and supplies   1,276,720           77,303
                                                       Finished product purchases           13,591,696                -
                                                       Current account advancement             290,880                -
Envases Italprint S.A.         Director in common      Raw material purchases                  699,854                -
Coca Cola de Chile S.A.        Related company         Concentrate purchases                39,937,921                -
                                 through shareholder   Advertising participation             2,791,593       (2,791,593)
                                                       Water source rental                   1,580,503       (1,580,303)
                                                       Others                                1,177,788       (1,177,788)
Coca Cola de Argentina S.A.    Related company
                                 through shareholder   Concentrate purchases                10,530,959                -
Cican S.A.                     Equity investee         Can purchases                         1,577,247                -
Cervejarias Kaiser S.A.        Related company
                                 through shareholder   Finished product purchases            4,969,630                -
                                                       Advertising participation               762,812          762,812
                                                       Promotional plans                       368,738          368,738
Envases del Pacifico S.A.      Director in common      Raw material purchases                  154,774                -
Recofarma Industrias do        Equity investee         Concentrate purchases                16,972,083                -
  Amazonas Ltda.                                       Advertising participation             4,952,020        4,952,020
                                                       Fixed Asset Incentive                 2,120,255        2,120,255
Centralli Refrigerantes S.A.   Equity investee         Finished product purchases            4,398,506                -
Envases CMF S.A.               Equity investee         Container purchases                   7,010,785                -
                                                       Raw material purchases                6,031,704                -
                                                       Sales of raw materials                        -                -

NOTE 7 - INVENTORIES

Inventories at each year-end consisted of the following:

                                               2003                                     2002
                              ----------------------------------------   ---------------------------------------
                                 Gross      Obsolecence                    Gross       Obsolecence
                                 value       provision        Net          value        provision       Net
                                 -----       ---------        ---          -----        ---------       ---
                                 ThCh$         ThCh$         ThCh$         ThCh$          ThCh$        ThCh$
Finished products              8,036,929     (128,155)      7,908,774     9,039,033     (105,617)    8,933,416
Products in process               73,422            -          73,422        50,271            -        50,271
Raw materials                  9,570,945      (45,172)      9,525,773     6,854,020     (112,904)    6,741,116
Raw materials in transit       2,222,408      (40,271)      2,182,137     2,264,186            -     2,264,186
                              ----------    ---------      ----------    ----------     --------    ----------
         Total                19,903,704     (213,598)     19,690,106    18,207,510     (218,521)   17,988,989
                              ==========    =========      ==========    ==========     ========    ==========


NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a) General:

At December 31, 2003 Andina presents Accumulated taxable profits amounting to ThCh$ 1,868,284, with no credit and Accumulated taxable profits for ThCh$ 3,574,271 with 16.5% credit.

At December 31, 2002 Andina presents Accumulated non-taxable profits amounting to ThCh$20,791,855, and accumulated taxable profits for ThCh$ 23,453,278 with 16% credit.

b) Deferred income taxes at each year-end were as follows:

                                                                      2003
                                                                      ----
                                                       Assets                     Liabilities
                                                       ------                     -----------
     Temporary differences                  Short-term       Long-term     Short-term       Long-term
     ---------------------                 ------------     -----------   ------------     -----------
                                               ThCh$           ThCh$          ThCh$           ThCh$
Allowance for doubtful accounts               453,957           183,415            -               -
Vacation provision                            126,041                 -            -               -
Amortization of intangibles                         -                 -            -               -
Manufacturing expenses                              -                 -            -               -
Leased assets                                       -                 -          379           4,895
Depreciation of property,
  plant and equipment                               -           626,128      117,055       5,587,355
Severance indemnities                               -                 -        5,173         541,705
Other                                         402,739         1,230,912       21,432          67,418
Provision for assets written-off                    -         1,308,140            -          90,249
Provision for labor and trade lawsuits              -         2,244,476            -               -
Deposits in guarantee                               -                 -            -       2,505,055
Tax loss carry-forwards                       270,714         6,688,552            -               -
Judge deposits                                      -                 -            -               -
Bonds issue expenses                                -                 -            -         219,186
Packages development                           99,393                 -            -               -
Provision for obsolescence of inventories      50,522                 -            -               -
Contingency allowance                               -         1,205,838            -               -
Social contributions                           97,457         2,429,094            -               -
Complementary accounts, net of
  amortization                                 (7,733)       (3,674,769)           -      (4,348,773)
Valuation allowance                                 -        (8,910,334)           -               -
                                            ---------        ----------      -------       ---------
         Total                              1,493,090         3,331,452      144,039       4,667,090
                                            =========        ==========      =======       =========


                                                                      2002
                                                                      ----
                                                      Assets                       Liabilities
                                                      ------                       -----------
     Temporary differences                  Short-term      Long-term    Short-term      Long-term
     ---------------------                 ------------     -----------   ------------     -----------
                                               ThCh$           ThCh$          ThCh$           ThCh$

Allowance for doubtful accounts               276,987           247,010            -               -
Vacation provision                            123,091                 -            -               -
Amortization of intangibles                         -            74,015            -               -
Manufacturing expenses                          5,907                 -            -               -
Leased assets                                  54,697            19,067        2,822          59,493
Depreciation of property,
  plant and equipment                               -           625,798      108,325       5,791,908
Severance indemnities                               -               804        4,708         512,582
Other                                         222,846           264,593       23,950               -
Provision for assets written-off                4,571         1,714,371            -               -
Provision for labor and trade lawsuits              -           510,475            -               -
Deposits in guarantee                               -                 -            -       2,422,929
Tax loss carry-forwards                             -        25,992,485            -               -
Judge deposits                                      -           389,531            -               -
Bonds issue expenses                                -                 -            -         247,734
Packages development                          176,993                 -            -               -
Provision for obsolescence of inventories      78,699                 -            -               -
Contingency allowance                               -                 -            -               -
Social contributions                                -                 -            -               -
Complementary accounts, net of
  amortization                                (85,640)       (3,673,641)           -               -
Valuation allowance                                 -       (24,440,712)           -      (5,362,035)
                                              -------        ----------      -------       ---------
         Total                                858,151         1,723,796      139,805       3,672,611
                                              =======        ==========      =======       =========

Short-term deferred tax assets are presented net of short-term deferred tax liabilities. Long-term deferred tax liabilities are presented net of long-term deferred tax assets.

c) Income tax expense for each year was as follows:

                                                                                     2003             2002
                                                                                     ----             ----
                                                                                     ThCh$            ThCh$
Current tax expense                                                                (3,026,775)      (7,752,047)
Prior year tax expense                                                                636,375          (23,033)
Deferred income tax expense                                                       (10,279,506)       6,128,439
Benefit from tax losses                                                                     -          194,889
Amortization of deferred income tax asset and
  liability complementary accounts                                                   (601,127)       1,946,830
Change in valuation allowance                                                      12,396,939       (8,922,614)
Other charges or credits                                                             (135,496)        (162,428)
                                                                                   ----------        ---------
         Total income tax expense                                                  (1,009,590)      (8,589,964)
                                                                                   ==========        =========

NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS

The Company had no leasing agreements.

NOTE 10 - OTHER CURRENT ASSETS

Other current assets at each year end were as follows:

                                                         2003              2002
                                                         ----              ----
                                                         ThCh$             ThCh$
Supplies                                                3,393,713        2,849,014
Accrued interest on long-term bond                      1,485,090        1,239,478
Advertising contracts                                     251,184          330,952
Bond placement expenses and discount                      247,966          259,869
Other                                                     173,698          243,728
                                                        ---------        ---------
        Total                                           5,551,651        4,923,041
                                                        =========        =========


NOTE 11 - REPURCHASE / RESALE AGREEMENTS

The Company had no repurchase or resale agreements.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile         :Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina     :Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil        :Rio de Janeiro, Niteroi, Vitoria, Espirito Santo, and Mina Gerais

a) Principal components of property, plant and equipment at each year end are as follows:


                                   Balances at December 31, 2003             Balances at December 31, 2002,
                               --------------------------------------     -----------------------------------------
                                                                   Net property,                               Net property,
                                                     Accumulated   plant and                  Accumulated      plant and
                                         Assets     depreciation   equipment       Assets     depreciation     equipment
                                      -----------   ------------   ----------   -----------   -------------   ----------
                                          ThCh$        ThCh$         ThCh$         ThCh$          ThCh$           ThCh$

Land                                   14,168,709             -    14,168,709    16,691,014             -      16,691,014
Buildings and improvements             92,008,375   (33,021,581)   58,986,794   104,639,626    (34,035,381)    70,604,245
Machinery and equipment               222,459,409  (153,802,118)   68,657,291   251,042,324   (163,946,601)    87,095,723
Other property, plant and equipment   174,763,151  (148,836,072)   25,927,079   188,212,721   (154,535,953)    33,676,768
Technical reappraisal of
  property, plant and equipment         1,896,624      (551,016)    1,345,608     1,896,624       (541,476)     1,355,148
                                      -----------   -----------   -----------   -----------    -----------    -----------
         Total                        505,296,268  (336,210,787)  169,085,481   562,482,309   (353,059,411)   209,422,898
                                      ===========   ===========   ===========   ===========    ===========    ===========


b) Other property, plant and equipment at each year end are as follows:

                                                                  2003              2002
                                                                  ----              ----
                                                                  ThCh$             ThCh$
Furniture and tools                                              24,481,843       32,042,247
Refrigerating equipment, promotional items
  and other minor assets                                         43,296,450       41,975,117
Containers                                                       96,270,611       99,886,125
Other                                                            10,714,247       14,309,232
                                                                -----------      -----------
         Total other property, plant and equipment              174,763,151      188,212,721
                                                                ===========      ===========

c) Technical reappraisal of property, plant and equipment at each year end was as follows:

                                 Balances at December 31, 2003              Balances at December 31, 2002
                            --------------------------------------    -----------------------------------------
                                                         Net property,                              Net property,
                                          Accumulated    plant and                   Accumulated    plant and
                             Assets      depreciation    equipment      Assets      depreciation    equipment
                             ------      ------------    ------------   ------      ------------    ------------
                              ThCh$          ThCh$         ThCh$         ThCh$          ThCh$          ThCh$

Land                        1,267,674             -     1,267,674      1,267,674             -       1,267,674
Buildings and improvements    175,771      (111,379)       64,392        175,771      (107,192)         68,579
Machinery and equipment       453,179      (439,637)       13,542        453,179      (434,284)         18,895
                            ---------       -------     ---------      ---------      --------       ---------
         Total              1,896,624      (551,016)    1,345,608      1,896,624      (541,476)      1,355,148
                            =========       =======     =========      =========       =======       =========


d) The total depreciation charge is recorded under operating income.


NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS

The Company had no contracts of this type.

NOTE 14 -  INVESTMENT IN RELATED COMPANIES

1 Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at year end of the respective periods, are shown in the table attached.

     The main changes occurred in the reported periods are described below:

     On March 27, 2003 the Company sold its shares of Agromax S.A. for A$ 132,000, generating a gain for that same amount, which is shown in Other non-operating income.

     The equity investee Centralli Refrigerante S.A. shows negative shareholders' equity, which is provisioned in the corresponding proportion.

2 No liabilities have been designated as hedging instrument for investment abroad.

3 There is no income likely to be remitted by the subsidiaries abroad, except for the company Abisa Corp. S.A. (formerly The Sterling Pacific
     Corp) for ThUS$ 97,500.

4 Embotelladora Andina S.A., through its subsidiary RJR, has an indirect equity investment (11.32%) in Kaik Participacoes Ltda. (Kaik) which in turn, had a 33.46% equity investment in Cervejarias Kaiser S.A., which on March 19, 2002 was sold for the amount of ThUS$ 485,400 to MXS do Brasil S.A. As a result of this transaction the Company recognized a gain of ThUS$ 15,320 in RJR. From such transaction, RJR received ThUS$ 15,000 as dividend, as a result of the payment in cash for said sale. A total of ThUS$ 5,700 is pending, which has been guaranteed with shares of Molson Inc. This amount was provisioned until May 2003, because such shares guaranteed some contingencies of Cervejarias Kaiser S.A.. On June 2003 this contingencies were solved, releasing the shares. As a consequence of that a gain of ThUS$ 3,220 was recognized by RJR.

Investments in related companies and the related direct participation in equity and unrealized results at each year end were as follows.

   Tax                                                                                               Ownership
registration                                                Functional         Number of             interest
  number             Company                  Country        currency            shares          2003        2002
  ------             -------                  -------        --------            ------          ----        ----
                                                                                                  %           %

86881400-4      Envases CMF S.A.              Chile         Chilean pesos         28,000        50.00       50.00
0-E             Cican S.A.                    Argentina     US dollars             3,040        15.20       15.20
0-E             Kaik Participacoes Ltda.      Brazil        US dollars        16,098,919        11.3100     11.3100
96705990-0      Envases Central S.A.          Chile         Chilean pesos      1,499,398        48.00       48.00
0-E             Agromax S.A.                  Argentina     US dollars           360,016                    48.62
0-E             Centralli Refrigerantes S.A.  Brazil        US dollars             3,005                    25.00


  Equity of companies             Income (loss) for the year               Accrued income
2003             2002              2003                2002              2003          2002
-----            ----              ----                ----              ----          ----
ThCh$            ThCh$             ThCh$               ThCh$             ThCh$          ThCh$
32,424,271    32,310,674         1,413,597          2,575,610          (487,076)        232,559
 5,529,321     7,228,198          (384,331)       (12,672,251)          (58,418)     (1,926,182)
22,029,409     2,058,171        20,001,838         98,006,117         2,264,148      11,093,998
 2,956,132     2,721,233           234,896           (383,275)          104,841        (190,783)
                      -                                     -                                 -
                      -                                     -                                 -






      Participation in                                                    Book value
      net income (loss)                Unrealized loss                   of investment
   2003             2002            2003             2002             2003           2002
   ----             ----            ----             ----             ----           ----
   ThCh$           ThCh$            ThCh$            ThCh$            ThCh$          ThCh$

16,212,136      16,155,337      (1,342,166)      (1,342,144)      14,869,970      14,813,193
   840,457       1,098,686               -                -          840,457       1,098,686
 2,493,663         232,979               -                -        2,493,663         232,979
 1,418,943       1,306,192        (207,523)        (207,522)       1,211,420       1,098,670
                         -               -                -                                -
         -               -               -                -                -               -
----------      ----------       ---------        ---------       ----------      ----------
20,965,199      18,793,194      (1,549,689)      (1,549,666)      19,415,510      17,243,528
==========      ==========       =========        =========       ==========      ==========

NOTE 15 - INVESTMENTS IN OTHER COMPANIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 16 - GOODWILL

Goodwill at each year end and the amortization during each year were as follows:


                                                             2003                             2002
Tax registration                                 ----------------------------    ----------------------------
   number                                        Amortization        Goodwill     Amortization       Goodwill
   ------                                       during the year       balance    during the year      balance
                                                ---------------       -------    ---------------      -------
                                                     ThCh$             ThCh$          ThCh$            ThCh$
0-E             Rio de Janeiro Refrescos Ltda.      3,507,392       48,604,211       4,272,011      63,349,354
0-E             Embotelladora del Atlantico S.A.    3,110,962       38,157,703       3,802,499      50,442,297
96648500-0      Vital S.A.                                  -        1,217,355               -       1,229,529
                                                    ---------       ----------       ---------     -----------
     Total                                          6,618,354       87,979,269       8,074,510     115,021,180
                                                    =========       ==========       =========     ===========


NOTE 17 - INTANGIBLES

In accordance with Circular 1501, no information was reported since this balance represent less than 10% of Other assets.

NOTE 18 - OTHER ASSETS

Other assets at each year end were as follows:

                                                      2003              2002
                                                      ----              ----
                                                      ThCh$             ThCh$

Prepaid expenses                                     2,297,184        2,271,627
Debt issue costs and discount                        3,806,828        4,083,433
Time deposit-Deutsche Bank AG.                      48,903,308       67,115,801
Credit Link CTC deposit                                      -       10,909,623
Credit Link Pemex deposit                                    -        4,976,404
Credit Link Cemex deposit                            5,062,869        1,212,088
Credit Link Endesa deposit                           6,123,444                -
Credit Link Enersis S.A. deposit                    11,259,181                -
Credit Link LQ deposit                               1,437,709                -
Bonds:
     Endesa                                          6,071,390       17,196,377
     Enersis                                                 -        8,022,496
     Banco Sudamericano                              3,049,213        3,757,610
     Banco Santiago                                  5,935,379       10,506,877
     Petroleos Mexicanos                            12,672,139       15,668,289
     Telefonos de Mexico                             3,058,424        3,790,986
     Pehuenche                                               -        7,460,749
     CMPC                                            5,954,286        7,313,827
     CELCO                                           5,811,402       10,698,986
     Chilgener                                      15,080,896       18,214,744
     Bono soberano Chileno                           8,618,294       12,741,707
     Enap                                            7,531,035                -
     Banco SantanderSantiago                         2,479,193                -
     Banco Soberano Mexico                           8,488,371                -
     Recoverable taxes                                  53,009                -
Non-operating fixed assets                           1,526,632          842,100
Judicial deposits (Brazil)                           1,258,988                -
Cross currency swap effect                          11,232,119                -
Other                                                2,381,271        2,764,302
                                                   -----------      -----------
         Total                                     180,092,564      209,548,026
                                                   ===========      ===========

NOTE 19 - SHORT-TERM BANK LIABILITIES

a) Short-term bank liabilities were as follows:

                                                      Currency or indexation adjustment
                            -----------------------------------------------------------------------------
                                  US dollars           Other foreign currencies            UF
     Bank                     2003         2002           2003         2002        2003       2002
     ----                     ----         ----           ----         ----        ----       ----
                              ThCh$        ThCh$          ThCh$        ThCh$       ThCh$      ThCh$
Banco Citibank                  -             -              -            -           -          -
Banco Santander                 -             -              -            -           -          -
Banco Itau                      -             -          2,844            -           -          -
Banco de Chile                  -         1,684              -            -                      -
Banco Frances                   -             -            395            -           -          -
Banco Galicia                   -             -            154            -           -          -
                              ---         -----          -----          ---         ---        ---
     Total                      -         1,684          3,393            -           -          -
                              ===         =====          =====          ===         ===        ===

     Principal due              -         1,684          3,393            -           -          -
                              ===         =====          =====          ===         ===        ===


                                   Non-Indexed Ch$                       Total
     Bank                     2003              2002             2003              2002
     ----                     ----              ----             ----              ----
                              ThCh$             ThCh$            ThCh$             ThCh$
Banco Citibank                      -        7,052,890                 -        7,052,890
Banco Santander                     -                -                 -                -
Banco Itau                          -                -             2,844                -
Banco de Chil               5,200,901                -         5,200,901            1,684
Banco Frances                       -                -               395                -
Banco Galicia                       -                -               154                -
                            ---------        ---------         ---------        ---------
     Total                  5,200,901        7,052,890         5,204,294        7,054,574
                            =========        =========         =========        =========

     Principal due          5,200,000        7,052,890         5,203,393        7,054,574
                            =========        =========         =========        =========


b) Long term bank liabilities current portion:

                                                  Currency or indexation adjustment
                            -----------------------------------------------------------------------------
                                  US dollars           Other foreign currencies              UF
     Bank                     2003         2002           2003         2002          2003         2002
     ----                     ----         ----           ----         ----          ----         ----
                              ThCh$        ThCh$          ThCh$        ThCh$         ThCh$        ThCh$
Boston                              -            -       154,035      139,374           -             -
Bradesco                            -            -        63,972      420,723           -             -
Itau                                -            -       329,671      314,308           -             -
Santander                           -            -       283,651      224,930           -             -
Scholle                             -       12,400             -            -           -             -
Dexia Bank Belgium          1,167,778            -             -            -           -             -
Artesia Banking Corp                -    1,448,376             -            -           -             -
                            ---------    ---------       -------    ---------       -----          ----
     Total                  1,167,778    1,460,776       831,329    1,099,335           -             -
                            =========    =========       =======    =========       =====          ====

     Principal due         47,504,000   58,067,655       706,198    1,013,916           -             -
                           ==========   ==========       =======    =========       =====          ====

                                    Non-Indexed Ch$                      Total
     Bank                        2003          2002            2003                2002
     ----                        ----          ----            ----                ----
                                 ThCh$         ThCh$           ThCh$               ThCh$
Boston                              -            -            154,035             139,374
Bradesco                            -            -             63,972             420,723
Itau                                -            -            329,671             314,308
Santander                           -            -            283,651             224,930
Scholle                             -            -                  -              12,400
Dexia Bank Belgium                  -            -          1,167,778                   -
Artesia Banking Corp                -            -                  -           1,448,376
                                 ----         ----          ---------           ---------
     Total                          -            -          1,999,107           2,560,111
                                 ====         ====          =========           =========

     Principal due                  -            -         48,210,198          59,081,571
                                 ====         ====         ==========          ==========

NOTE 20 - OTHER CURRENT LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES

Long-term bank liabilities were as follows:

                                                                         Years to maturity
                                                        --------------------------------------------------
                                                         More than 1        More than 2       More than 3
      Bank                             Currency            up to 2            up to 3           up to 5
      ----                             --------            -------            -------           -------
                                                            ThCh$              ThCh$             ThCh$
Banco Bradesco                      Other currencies           -                     -                 -
Banco Itau                          Other currencies           -               421,957                 -
Banco Boston                        Other currencies           -                     -           304,630
Banco Santander                     Other currencies           -                     -         1,078,857
Dexia Bank Belgium                  US dollars                 -            47,504,000                 -
Artesia Banking Corp                US dollars                 -                     -                 -
                                                                            ----------         ---------
         Total                                                              47,925,957         1,383,487
                                                                            ==========         =========


                                                                       Current year end                 Prior
                                                                  --------------------------           year end
                                                                                     Average       ----------------
                                                                  Total long         annual         Total long term
                                                                   term at          interest              at
      Bank                          Currency                      year end            rate             year end
      ----                          --------                      --------         -----------         --------
                                                                    ThCh$             ThCh$             ThCh$
Banco Bradesco                 Other currencies                           -              -               67,320
Banco Itau                     Other currencies                     421,957           15.6%             788,396
Banco Boston                   Other currencies                     304,630           15.5%             400,680
Banco Santander                Other currencies                   1,078,857           15.6%             857,776
Dexia Bank Belgium             US dollars                        47,504,000            6.51%                  -
Artesia Banking Corp           US dollars                                 -               -          58,063,688
                                                                 ----------                          ----------
         Total                                                   49,309,444                          60,177,860
                                                                 ==========                          ==========

NOTE 22- LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)

Details of bonds payable are as follows:

Instrument subscription or                 Nominal                   Interest
identification number            Series     value        Currency      rate       Maturity date
---------------------            ------     -----        --------      ----       -------------
                                                                        %
Current portion of bonds payable
Interest                            A    32,076,000        US$        7%         04-01-2004
Interest                            B     4,000,000        US$        7.625%     04-01-2004
Interest                            A     2,970,000        UF         6.200%     06-01-2004
Interest                            B     3,700,000        UF         6.500%     06-01-2004


                                                                                              Placement in
   Interest                       Amortization                       Par value                  Chile or
     paid                           period                  2003                 2002            abroad
     ----                           ------                  ----                 ----            ------
                                                         ThCh$               ThCh$
Current portion of bonds payable
Half yearly                        10 years               333,318               407,411         Foreign
Half yearly                        30 years                45,277                55,342         Foreign
Half yearly                        Jun 2004            12,353,533             6,794,958         Chile
Half yearly                        Dec.  2009             333,767               333,601         Chile
                                                       ----------             ---------
         Total current maturities                      13,065,895             7,591,312
                                                       ==========             =========


Instrument subscription or                  Nominal                   Interest
identification number              Series    value        Currency      rate      Maturity date
---------------------              ------    -----        --------      ----      -------------
                                                                        %

Long-term portion of bonds payable
Yankee bonds                         A    32,076,000        US$        7%         10-01-2007
Yankee bonds                         B     4,000,000        US$        7.625%     10-01-2027
Register 254 SVS 06/13/01            A     2,970,000        UF         6.200%     06-01-2008
Register 254 SVS 06/13/01            B     3,700,000        UF         6.500%     06-01-2026


                                                                                          Placement in
   Interest                   Amortization                       Par value                  Chile or
     paid                        period               2003               2002               abroad
     ----                        ------               ----               ----               ------
                                                      ThCh$              ThCh$

Long-term portion of bonds payable
Half yearly                     10 years           19,046,729          23,280,634           Foreign
Half yearly                     30 years            2,375,200           2,903,184           Foreign
Half yearly                     Jun 2004           38,154,600          49,297,200           Chile
Half yearly                     Dec. 2009          62,604,000          62,572,778           Chile
                                                  -----------         -----------
         Total long term                          122,180,529         138,053,796
                                                  ===========         ===========

1    Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-   :    Rating according to Fitch Ratings
BBB+ :    Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA-  :    Rating according to Fitch Chile
AA   :    Rating according to Feller & Rate

2    Bond repurchases.

During 2002 Embotelladora Andina S.A., through its subsidiary, The Sterling Pacific Corp S.A. (now Abisa Corp S.A.) repurchased bonds issued by the Company in the US markets, for an amount of ThUS$ 14,550, which are presented as deductions to the long-term liabilities. At December 31, 2003 bonds repurchased amounted to ThUS$ 314,000, of a total of ThUS$ 350,000.

3    Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for ThUS$ 75,000 maturing in December 2007 and semiannual interest payments. At December 31, 2002 and 2003, all such bonds are owned by the subsidiary ABISA Corp. (formerly, The Sterling Pacific Corp. S.A.). Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

NOTE 23 - PROVISIONS AND WRITE-OFFS

Provisions at each year end were as follows:

                                                           Short-term                        Long-term
                                                     ------------------------          ---------------------
                                                      2003              2002            2003           2002
                                                      ----              ----            ----           ----
                                                      ThCh$             ThCh$           ThCh$          ThCh$
Accrued liabilities                                  7,989,215         7,774,755       1,791,519     4,348,108
Vacation provision                                   1,823,967         1,841,756               -             -
Staff severance indemnities                            163,346           309,823       2,308,742     2,434,594
Advertising                                          1,704,832         2,881,192               -             -
Development 2.5 lt. containers                               -         1,072,681               -             -
Contingency provisions pis/cofins                    3,170,182           725,796       2,378,244             -
Taxation on banking transactions (Brazil)                    -                 -       4,128,946     2,584,873
                                                    ----------        ----------      ----------     ---------
         Total                                      14,851,542        14,606,003      10,607,451     9,367,575
                                                    ==========        ==========      ==========     =========

                                      22
NOTE 24 - STAFF SEVERANCE INDEMNITIES

Movements in the provision for staff severance indemnities were as follows:

                                               2003              2002
                                               ----              ----
                                              ThCh$             ThCh$

Beginning balance                            2,717,245        2,613,770
Provision for the period                       516,507          644,286
Payments                                      (761,664)        (513,639)
         ----------                          ---------        ---------
         Ending balance                      2,472,088        2,744,417
                                             =========        =========


NOTE 25 - OTHER LONG-TERM LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.

NOTE 26 - MINORITY INTEREST

                                                          2003            2002
                                                          ----            ----
                                                          ThCh$           ThCh$

Equity of minority shareholders of
  Andina Inversiones Societarias S.A.                    48,115          50,082
                                                         ======          ======

Proportional participation included
  in consolidated statements of income
  Andina Inversiones Societarias S.A.                    (3,071)         (2,654)
                                                         ======          ======

NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY

a) Movements in shareholders' equity were as follows:

                                                                    2003
                                      ----------------------------------------------------------------
                                                                  Retained                    Net
                                      Paid-in       Other         earnings      Interim     income
                                      capital     reserves    from prior years dividends  for the year
                                      -------     --------    ---------------- ---------  ------------
                                       ThCh$        ThCh$         ThCh$          ThCh$        ThCh$

Beginning balance                   184,523,532   59,566,086    103,658,528  (11,644,791)  33,021,268
Distribution of prior-year income             -            -     21,376,477   11,644,791  (33,021,268)
Final dividend for the prior-year             -            -    (39,754,756)           -            -
Cumulative translation adjustment             -  (34,683,152)             -            -            -
Price-level restatement               1,845,235      595,661      1,528,631       19,159            -
Income for the year                           -            -              -            -   15,754,549
Interim dividends                             -            -              -  (11,495,351)           -
                                    -----------   ----------     ----------  -----------   ----------
Ending balance                      186,368,767   25,478,595     86,808,880  (11,476,192)  15,754,549
                                    ===========   ==========     ==========   ==========   ==========
Price-level restated Balances                 -            -              -            -            -
                                    ===========   ==========     ==========   ==========   ==========


                                                                       2002
                                     ------------------------------------------------------------------------
                                                                     Retained                          Net
                                       Paid-in        Other          earnings        Interim         income
                                       capital       reserves    from prior years   dividends     for the year
                                     -----------    -----------    ------------    -----------     ----------
                                        ThCh$           ThCh$           ThCh$          ThCh$         ThCh$
Beginning balance                    179,149,060     46,252,421     125,211,171    (11,587,314)    33,066,958
Distribution of prior-year income              -              -      21,479,644     11,587,314    (33,066,958)
Final dividend for the prior-year              -              -     (46,141,062)             -              -
Cumulative translation adjustment              -     11,926,092               -              -              -
Price-level restatement                5,374,472      1,387,573       3,108,775       (149,440)             -
Income for the year                            -              -               -              -     33,021,268
Interim dividends                              -              -               -    (11,495,351)             -
                                     -----------     ----------     -----------     ----------     ----------
Ending balance                       184,523,532     59,566,086     103,658,528    (11,644,791)    33,021,268
                                     ===========     ==========     ===========     ==========     ==========
Price-level restated Balances        186,368,767     60,161,747     104,695,113    (11,761,239)    33,351,481
                                     ===========     ==========     ===========     ==========     ==========

b) Number of shares:

                                  Subscribed                          Paid-in                      Shares with
Series                              shares                            shares                      voting rights
------                              ------                            ------                      -------------
A                                380,137,271                         380,137,271                   380,137,271
B                                380,137,271                         380,137,271                   380,137,271


c) Capital:

                                                           Subscribed                                 Paid-in
Series                                                       capital                                  capital
------                                                       -------                                  -------
                                                              ThCh$                                    ThCh$
A                                                          93,184,383                               93,184,383
B                                                          93,184,384                               93,184,384

d) Other reserves:

Other reserves at each year-end were as follows:

                                                                                     2003              2002
                                                                                     ----              ----
                                                                                     ThCh$             ThCh$
Reserve for cumulative translation adjustments (1)                                 24,547,922       59,231,074
Reserve for technical reappraisal of property, plant and equipment                    156,785          156,785
Other reserves                                                                        773,888          773,888
                                                                                   ----------       ----------
         Total                                                                     25,478,595       60,161,747
                                                                                   ==========       ==========


(1) The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

                                                        Foreign exchange gains
                                                            generated during        Release/         Balance
                                           Balance            the year             transfers         December
             Subsidiary                January 1,2003        Investment           of Reserve*       31, 2003
             ----------                --------------        ----------           ----------        --------
                                             ThCh$               ThCh$               ThCh$            ThCh$
Rio de Janeiro Refrescos Ltda.           35,693,855           (20,725,644)-        14,968,211
Embotelladora del Atlantico S.A.         16,108,663            (8,734,867)          2,205,915        9,579,711
Complejo Industrial Pet S.A.              7,428,556            (3,693,653)         (3,734,903)               -
                                         ----------            ----------           ---------       ----------
                  Total                  59,231,074           (33,154,164)         (1,528,988)      24,547,922
                                         ==========            ==========           =========       ==========


* The result of the decrease in capital of the subsidiary Embotelladora del Atlantico S.A. for ThUS$ 13,800 on December, 2003 generated income of ThCh$ 1,528,988 due to the reversal of the related cumulative translation reserve.

     As mentioned in Note 2 d) on May 23, 2003 Embotelladora del Atlantico S.A. and Complejo Industrial PET S.A. merged.

Dividends paid in 2003 were as follows:

                        Payment               Dividend            Dividend per shares      Dividend per shares
Dividends                month                  type                   series A                 series B
---------                -----                  ----                   --------                 --------
    134               January                  Interim                   4.80                      5.28
    135               April                    Final                     4.80                      5.28
    136               May                      Final                    45.00                     49.50
    137               July                     Interim                   4.80                      5.28
    138               October                  Interim                   4.80                      5.28


Approved interim dividend to be paid in 2004 were as follows:

                        Payment               Dividend            Dividend per shares      Dividend per shares
Dividends                month                  type                   series A                 series B
---------                -----                  ----                   --------                 --------
    139               January                  Interim                   4.80                      5.28

Dividends paid in 2002 were as follows:

                        Payment               Dividend            Dividend per shares      Dividend per shares
Dividends                month                  type                   series A                 series B
---------                -----                  ----                   --------                 --------
    129               January                  Interim                   4.80                      5.28
    130               April                    Final                     4.80                      5.28
    131               July/Dec.                Final                    53.00                     58.30
    132               July                     Interim                   4.80                      5.28
    133               October                  Interim                   4.80                      5.28

Approved interim dividend to be paid in 2003 were as follows:

                        Payment               Dividend            Dividend per shares      Dividend per shares
Dividends                month                  type                   series A                 series B
---------                -----                  ----                   --------                 --------
    134               January                  Interim                   4.80                      5.28

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES

                                                                                     2003              2002
                                                                                     ----              ----
                                                                                     ThCh$             ThCh$
Other non-operating income during each year was as follows:

Translation of financial statements (1)                                             3,850,852                -
Adjustment for new estimates on provisions                                          3,137,649                -
Gain on sale of plant, property and equipment                                         524,293          678,621
Indemnity arising from a sewage and water litigation in Brazil                              -        1,471,339
Realization of reserve for translation adjustment (2)                               1,530,518                -
Other                                                                                 396,449          360,518
                                                                                    ---------        ---------
         Total                                                                      9,439,761        2,510,478
                                                                                    =========        =========

Other non-operating expenses during each year were as follows:

Tax provision pis/cofins (Brazil)                                                  (4,829,816)        (725,796)
Provision for equity investee Centralli Refrigerantes S.A.                         (1,013,655)        (647,949)
Written off of non-operating assets                                                         -       (1,443,343)
Loss on sale of property, plant and equipment                                        (329,527)        (341,968)
Property, plant and equipment obsolescence and write-offs                            (181,910)      (6,878,648)
Staff severance indemnities                                                           (63,219)      (3,264,404)
Tax and labour litigations                                                           (477,817)      (3,576,996)
Financial statement translation (1)                                                         -       (7,067,607)
Other                                                                                (914,005)      (1,013,301)
                                                                                    ---------       ----------
         Total                                                                     (7,809,949)     (24,960,012)
                                                                                    =========       ==========

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin
     No. 64 issued by the Chilean Institute of Accountants, which are shown under Other non-operating income or expenses, as appropriate.

(2) This refers to the realization of the cumulative translation reserve adjustments as a result of the decrease in capital made by our subsidiary Embotelladora del Atlantico S.A. on December 2003.

NOTE 29 - PRICE-LEVEL RESTATEMENT

Price-level restatement for each year were as follows:

     Assets -  (charges)/credits                            Index                    2003              2002
     ---------------------------                            -----                    ----              ----
                                                                                     ThCh$             ThCh$
Inventories                                                 CPI                         8,916          289,710
Property, plant and equipment                               CPI                       731,655        2,421,881
Investments in related companies                            CPI                     1,983,898        5,977,679
Recoverable taxes                                           CPI                         2,283            8,117
Current assets                                              UF                        318,641            9,479
Current assets                                              CPI                             -            4,385
Notes receivable from related companies                     UF                             43                -
Other non-monetary assets                                   CPI                     1,434,293          546,113
Price-level restatement of expenses                         CPI                       118,028        3,810,461
                                                                                    ---------       ----------
         Total (charges)/credits                                                    4,597,757       13,067,825
                                                                                    ---------       ----------

   Liabilities - (charges)/credits
Shareholders' equity                                        CPI                    (3,988,686)      (9,818,594)
Short-term liabilities                                      UF                       (533,035)        (479,404)
Short-term liabilities                                      CPI                      (612,397)         (11,405)
Long-term liabilities                                       CPI                    (2,297,968)      (1,339,395)
Non-monetary liabilities                                    UF                     (1,245,525)      (3,403,922)
Price-level restatement of income                           CPI                        12,472       (5,281,635)
                                                                                    ---------       ----------
         Total (charges) credits                                                   (8,665,139)     (20,334,355)
                                                                                    ---------       ----------
         Price-level restatement loss                                              (4,067,382)      (7,266,530)
                                                                                    =========        =========

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES

                  Caption                                 Currency                   2003              2002
                  -------                                 --------                   ----              ----
                                                                                     ThCh$             ThCh$
Assets - (charges)/credits
Cash                                                         US$                      (22,179)       (191,113)
Time deposits                                                US$                     (887,838)       6,496,580
Marketable securities                                        US$                     (505,614)       1,184,232
Trade accounts receivable                                    US$                           17                -
Other receivables                                            US$                        5,226        1,808,183
Inventories                                                  US$                        3,509           (3,494)
Other current assets                                         US$                   (3,773,097)       2,010,015
Notes and accounts receivable from related
  companies - long-term                                      US$                   (9,360,750)               -
Other assets - Other                                         US$                  (25,345,978)      28,890,593
Investments in other companies                               US$                            -           64,522
                                                                                   ----------       ----------
         Total (charges) credits                                                  (39,886,704)      40,259,518
                                                                                   ==========       ==========
Liabilities - (Charges) / credits
Bonds payable                                                US$                      580,073         (169,669)
Accounts payable                                             US$                       30,438          (29,550)
Notes and accounts payable to
  related companies                                          US$                            -       (2,168,682)
Provisions                                                   US$                        1,431          (13,700)
Bonds payable - long-term                                    US$                    4,761,892       (1,539,879)
Notes and accounts payable to
  related companies                                          US$                            -      (12,097,826)
Other creditors                                              US$                      (68,888)         (28,517)
                                                                                    ---------       ----------
         Total (charges) credits                                                    5,304,946      (16,047,823)
                                                                                    ---------       ----------

         Foreign exchange loss/gain, net                                          (34,581,758)      24,211,695
                                                                                   ==========       ==========

NOTE 31 - EXTRAORDINARY ITEMS

There were no extraordinary items in 2003 and 2002.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discount have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discount amounted to ThCh$ 1,438,343. Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for 2003 amounted to ThCh$ 157,470 (ThCh$ 150,377 in 2002).

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS

Financing and investing activities not generating cash flows during each year, but which affect future cash flows, were as follows:

                                                               Maturity                         Maturity
                                                 2003            date             2002            date
                                                 ----            ----             ----            ----
                                                 ThCh$                            ThCh$
Expenses
Yankee Bond interest                           (757,190)       04-01-2004       (925,506)        04-01-2003
Dividend payments                            (3,831,784)       01-29-2004     (3,870,102)        01-30-2003
Additions to property, plant and equipment   (4,825,303)       03-01-2004     (5,040,413)        03-01-2003
Additions to property, plant and equipment     (356,969)       01-31-2004       (190,927)        02-28-2003
Additions to property, plant and equipment            -                 -       (203,757)        03-31-2003
Local bond interest                          (3,536,999)       06-01-2004     (3,705,639)        06-01-2003
Income taxes                                          -                 -     (1,051,532)        04-30-2003
Local bond payment                           (5,583,600)       06-01-2004              -              -
                                             ----------                       ----------
         Total expenses                     (18,891,845)                     (14,987,876)
                                             ----------                       ----------
Income
Sales of property, plant and equipment          123,056        02-14-2004        184,892         02-14-2003
Income taxes                                  1,673,461        05-31-2004              -              -
                                             ----------                       ----------
         Total income                         1,796,517                          184,892

                                              ---------                       ----------

         Total net                          (17,095,328)                     (14,802,984)
                                             ==========                       ==========

NOTE 34 - DERIVATIVE CONTRACTS

Derivative contracts at December 31, 2003 were as follows:

                                                       Maturity
      Derivative         Contract      Value            period
      ----------         --------      -----            ------
                                       ThCh$
Swap                       CCTE     7,054,278        I quarter 2004
Swap                       CCTE     6,980,000        I quarter 2004
Swap                       CCTE    10,027,571        I quarter 2004
Swap                       CCTE     3,528,350        I quarter 2004
Swap                       CCTE    10,578,689        I quarter 2004
Swap                       CCTE     3,526,230        I quarter 2004
Swap                       CCTE     3,525,380        I quarter 2004
Swap                       CCTE     1,697,594        I quarter 2004
Swap                       CCTE     7,065,561        II quarter 2004
Swap                       CCTE     3,532,654        II quarter 2004
Swap                       CCTE     7,059,604        II quarter 2004
Swap                       CCTE     6,005,714        II quarter 2004
Swap                       CCTE       593,800        I quarter 2004
Foreign currency forward   CCTE    11,744,144        I quarter 2004
Foreign currency forward   CCTE    10,068,966        II quarter 2004
Foreign currency forward   CCTE     8,934,354        III quarter 2004
Foreign currency forward   CCTE     9,484,463        IV quarter 2004

                       Contract description
       --------------------------------------------------------------------
                       Position                         Hedged item
        Specific       purchase/                      or transaction
         item            sale               Concept                 Amount
         ----            ----               -------                 ------
                                                                     ThCh$
Currency exchange US$      S          Long term bonds in US$      6,985,500
Currency exchange US$      S          Long term bonds in US$      7,013,400
Currency exchange US$      S          Long term bonds in US$      9,966,041
Currency exchange US$      S          Long term bonds in US$      3,508,050
Currency exchange US$      S          Long term bonds in US$     10,065,150
Currency exchange US$      S          Long term bonds in US$      3,355,050
Currency exchange US$      S          Long term bonds in US$      3,355,050
Currency exchange US$      S          Long term bonds in US$      1,507,440
Currency exchange US$      S          Long term bonds in US$      6,445,200
Currency exchange US$      S          Long term bonds in US$      3,068,150
Currency exchange US$      S          Long term bonds in US$      5,960,900
Currency exchange US$      S          Long term bonds in US$      5,105,009
Currency exchange US$      P          Raw material purchases        593,800
Currency exchange US$      P          Foreign currency supplyer  11,744,144
Currency exchange US$      P          Foreign currency supplyer  10,068,966
Currency exchange US$      P          Foreign currency supplyer   8,934,354
Currency exchange US$      P          Foreign currency supplyer   9,484,463


                                    Effect on
      Hedged                   Assets / liabilities             Effect on
      item                     --------------------             unrealized
      value                  Item                Amount          income
      -----                  ----                ------          ------
      ThCh$                                      ThCh$           ThCh$

    6,114,655          Other current assets         7,247,978        1,133,323
    6,128,022          Other current assets         7,175,875        1,047,853
    8,724,845          Other current assets        10,343,145        1,618,300
    3,076,503          Other current assets         3,646,838          570,335
    9,097,610          Other current assets        10,799,887        1,702,277
    3,036,066          Other current assets         3,606,666          570,600
    3,047,097          Other current assets         3,619,202          572,105
    1,437,918          Other current assets         1,705,152          267,233
    6,056,904          Other current assets         7,188,184        1,131,280
    2,991,422          Other current assets         3,550,533          559,110
    5,957,463          Other current assets         7,070,750        1,113,286
    5,063,690          Other current assets         6,010,105          946,417
      593,800          Other current assets           711,326         (163,615)
   10,279,474          Other current liabilities   11,114,373         (629,771)
    8,915,594          Other current liabilities    9,466,153         (602,813)
    8,058,412          Other current liabilities    8,345,383         (588,971)
    8,294,076          Other current liabilities    8,855,475         (628,988)

NOTE 35 - CONTINGENCIES AND RESTRICTIONS

a. Litigation and other legal actions:

Andina and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1)   Embotelladora Andina S.A.

Andina has filed a tax lawsuit for assessments made by the Internal Revenue Service for the concept of VAT and non-allowable tax expenses, amounting to ThCh$ 57,905, plus restatements and interest. The Tax Court issued a favorable judgement for a partial amount of ThCh$ 23,609, plus restatement and interest. The Company presented an appeal to the Court of Appeal in San Miguel on July 3, 2001.

2) Embotelladora del Atlantico S.A. is subject to labor lawsuits and other related matters for a maximum loss of ThUS$ 866.

3) RJR is subject to labor, civil, and fiscal tax lawsuits for a maximum loss of ThUS$ 5,974.

4)   Provisions

Andina and its subsidiaries have recorded the necessary provisions for the likely losses arising from current and probable labor, trade or other lawsuits.

b.   Restrictions

The bond issue and placement in the US market for US$ 350 million is not subject to covenants or financial ratios and limit restrictions.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder's equity plus minority interest should be less than 1.20 times. Financial debt includes: (i) short-term bank liabilities, (ii) current portion of long-term bank liabilities, (iii) short-term liabilities-promisory notes, (iv) current portion of bonds payable, (v) long-term bank liabilities, and (vi) long-term bonds payable.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina must retain and, in no way, sell, assign or dispose of to a third party any other territory in Argentina or Brazil which is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.

c.       Direct guarantees

Guarantees at December 31, 2003 were as follows:


                                            Debtor
                               --------------------------------
 Guarantee creditor            Name                    Relation           Guarantee
 ------------------            ----                    --------           ---------
Uniao Federal            Rio de Janeiro Refrescos     Subsidiary         Mortgage
Estado Rio de Janeiro    Rio de Janeiro Refrescos     Subsidiary         Judicial deposit
Ilustre Municipalidad
  de Renca               Embotelladora Andina S.A.    Parent Company     Guarantee receipt


            Assets involved             Balances pending payment          Year of
                         Book                  at year end              expiration
         Type            value            2003           2002        December 31, 2004
         ----            -----            ----           ----        -----------------
                         ThCh$            ThCh$         ThCh$              ThCh$
Warehouse              66,100            56,622         56,592                 -
Judicial deposit    2,191,851                 -              -                 -
                            -                                -           139,675

NOTE 36 - GUARANTEES FROM THIRD PARTIES

Guarantees from third parties at December 31, 2003 were as follows:


          Guarantor            Type of guarantee          Amount        Currency              Transaction
          ---------            -----------------          ------        --------              -----------
Loss, Juan Nelson              Mortgage                  250,000     Argentinian pesos     Distributors credit
Bachiecca, Ruben               Mortgage                   50,000     Argentinian pesos     Distributors credit
Lopez, Nicanor                 Mortgage                   63,000     Argentinian pesos     Distributors credit
Ismael Hermanos                Mortgage                   49,000     Argentinian pesos     Distributors credit
Cruz del Eje Refrescos         Mortgage                   50,000     Argentinian pesos     Distributors credit
Dean Funes Refrescos           Mortgage                   60,000     Argentinian pesos     Distributors credit
Lopez, Hnos.                   Mortgage                   60,000     Argentinian pesos     Distributors credit
Casa, Elio                     Mortgage                  120,000     Argentinian pesos     Distributors credit
Romagnoli, Daniel              Mortgage                   50,000     Argentinian pesos     Distributors credit
Balthus Vitacura               Promisory notes             1,000     U.F.                  Advertisement contract
Brutus Ltda.                   Insurance policy              875     U.F.                  Advertisement contract
Alimentos Mediterraneos        Insurance policy              399     U.F.                  Advertisement contract
C. CH. de la Const.            Insurance policy              912     U.F.                  Advertisement contract
Com. Prod. Alimenticio         Insurance policy            1,600     U.F.                  Advertisement contract
Destur S.A.                    Insurance policy           60,000     US$                   Advertisement contract
EBB Chile Ltda.                Bank warrant           20,133,399     Pesos                 Advertisement contract
Empresa KHS                    Bank warrant              214,800     US$                   Guarantee on machinery
                                                                                           acquired
Est. Alimen. Kokoriko          Insurance policy              708     U.F.                  Advertisement contract
Est. Serv. Ruta 86             Insurance policy            1,534     U.F.                  Advertisement contract
Gasin S.A.                     Insurance policy              746     U.F.                  Advertisement contract
Hotel Kennedy                  Insurance policy              589     U.F.                  Advertisement contract
Inter. Foodsentert.            Insurance policy              706     U.F.                  Advertisement contract
La Piscola Ltda.               Insurance policy            1,000     U.F.                  Advertisement contract
Las Urracas S.A.               Insurance policy              606     U.F.                  Advertisement contract
Las Vacas Gordas               Insurance policy              589     U.F.                  Advertisement contract
L Due Torri Ltda.              Insurance policy              736     U.F.                  Advertisement contract
Martina S.A.                   Insurance policy            1,787     U.F.                  Advertisement contract
Mateos S.A.                    Insurance policy            2,743     U.F.                  Advertisement contract
P. Central Ltda.               Insurance policy            3,076     U.F.                  Advertisement contract
R. Americano Ltda.             Insurance policy            1,246     U.F.                  Advertisement contract

                                      34


          Guarantor            Type of guarantee          Amount        Currency              Transaction
          ---------            -----------------          ------        --------              -----------

RAP Veintidos                  Insurance policy              600     U.F.                  Advertisement contract
RAP Siete                      Insurance policy              600     U.F.                  Advertisement contract
RAP Veintitres                 Insurance policy              600     U.F.                  Advertisement contract
Rest. Don Carlos               Insurance policy              893     U.F.                  Advertisement contract
Rupanco Ltda.                  Insurance policy            1,270     U.F.                  Advertisement contract
Serv. Bravissimo               Insurance policy            1,533     U.F.                  Advertisement contract
Serv. Generales                Insurance policy              354     U.F.                  Advertisement contract
Slappers S.A.                  Insurance policy              624     U.F.                  Advertisement contract
Soc. Caterfood                 Insurance policy              490     U.F.                  Advertisement contract
Soc. Las Nipas                 Insurance policy            6,971     U.F.                  Advertisement contract
Soc. Rest. Tuesday             Insurance policy           30,000     US$                   Advertisement contract
Tavelli S.A.                   Insurance policy              750     U.F.                  Advertisement contract
Tuesday Ltda.                  Insurance policy            1,000     U.F.                  Advertisement contract
Tuesday Ltda.                  Insurance policy           30,000     US$                   Advertisement contract
Veneto Ltda.                   Insurance policy              843     U.F.                  Advertisement contract
Ziemann Liess                  Receipt                   135,000     US$                   Service agreement
Confab                         Mortgage               30,000,000     US$                   Acquisition of Rio de
                                                                                           Janeiro Refrescos Ltda.
Russel W. Coffin               Letter of credit       29,600,933     US$                   Acquisition of
                                                                                           Nitvitgov Refrigerantes
                                                                                           S.A.
Distribuidores de Area         Mortgage / Pledge       1,325,164     US$                   Distributors credit
Transportistas                 Pledge                     24,852     US$                   Tracks sold
Clientes Diversos              Deposit                   201,550     US$                   Containers guarantee

NOTE 37 - LOCAL AND FOREIGN CURRENCY


a. Assets at each year-end were composed of local and foreign currencies as follows:

           Caption                                 Currency                           2003              2002
           -------                                 --------                           ----              ----
                                                                                      ThCh$             ThCh$
CURRENT ASSETS
Cash                                        Non-indexed Chilean pesos               5,089,421        5,070,665
                                            US$                                       128,081        1,172,960
                                            A$                                        936,827        2,556,453
                                            $R                                      3,191,398        2,962,383

Time deposits                               A$                                              -              154
                                            $R                                      6,602,410       12,563,321

Marketable securities                       Non-indexed Chilean pesos                 362,024           50,901
                                            US$                                    24,731,395       25,744,291
                                            A$                                            144                -

Trade accounts receivable                   Non-indexed Chilean pesos              17,341,756       15,429,269
                                            US$                                     1,447,060        1,294,633
                                            A$                                        913,497        1,898,702
                                            $R                                      8,661,572        8,111,328

Notes receivable                            Non-indexed Chilean pesos               8,721,991        9,668,229
                                            A$                                        247,759          267,633
                                            $R                                      2,472,595        2,428,524

Other receivables                           Non-indexed Chilean pesos               3,959,951        2,193,626
                                            US$                                       296,908          455,178
                                            A$                                      1,338,796          401,695
                                            $R                                      8,080,092        2,327,420

Inventories                                 Indexed Chilean pesos                     263,708        4,665,361
                                            Non-indexed Chilean pesos               5,739,967        1,562,168
                                            US$                                     3,879,094        2,632,132
                                            A$                                      4,067,896        3,468,150
                                            $R                                      5,739,441        5,661,178

Recoverable taxes                           Indexed Chilean pesos                           -           40,400
                                            Non-indexed Chilean pesos               2,224,280          510,370
                                            US$                                             -            1,205
                                            A$                                      1,491,887        1,795,313
                                            $R                                        852,920        2,061,429

Prepaid expenses                            Indexed Chilean pesos                     285,423          288,226
                                            Non-indexed Chilean pesos               1,321,888          956,158
                                            US$                                       127,061          143,430
                                            A$                                         37,080          115,544
                                            $R                                        362,418          468,528

Deferred income taxes                       Non-indexed Chilean pesos                 584,612          718,346
                                            $R                                        764,439                -

Other current assets                        Non-indexed Chilean pesos               1,739,076        1,725,993
                                            US$                                     2,186,551        2,031,563
                                            A$                                      1,105,575          759,589
                                            $R                                        520,449          405,896

                                      36

           Caption                                 Currency                          2003              2002
           -------                                 --------                          ----              ----
                                                                                     ThCh$             ThCh$
Property, plant and equipment               Indexed Chilean pesos                  61,739,280       65,532,116
                                            US$                                   107,346,201      143,890,782

Other assets
Investments in related companies            Indexed Chilean pesos                  18,330,979       15,911,864
                                            US$                                       840,457        1,331,664
                                            $R                                        244,074                -

Investments in other companies              US$                                       609,524          744,763

Goodwill                                    Indexed Chilean pesos                           -        1,228,556
                                            Non-indexed Chilean pesos               2,657,813                -
                                            US$                                    85,321,456      113,792,624

Long-term receivables                       A$                                         61,378           20,215
                                            $R                                              -            8,687

Notes and accounts receivable from          Non-indexed Chilean pesos                  50,559           37,152
  related companies                         $R                                              -           55,051

Intangibles                                 US$                                     2,862,924        3,498,456

Amortization of intangibles                 Non-indexed Chilean pesos                       -                -
                                            US$                                    (2,548,615)      (2,873,665)

Other                                       Non-indexed Chilean pesos               5,555,265        6,078,858
                                            US$                                   170,526,457      200,610,726
                                            A$                                      1,456,535        1,268,142
                                            $R                                      2,554,307        1,590,300
                                                                                  -----------      -----------
         Total Assets                       Non-indexed Chilean pesos              55,348,603       44,001,735
                                                                                  ===========      ===========
                                            Indexed Chilean pesos                  80,619,390       87,666,523
                                                                                  ===========      ===========
                                            US$                                   397,754,554      494,470,742
                                                                                  ===========      ===========
                                            A$                                     11,657,374       12,551,590
                                                                                  ===========      ===========
                                            $R                                     40,046,115       38,644,045
                                                                                  ===========      ===========

b. Current liabilities at year-end denominated in local and foreign currencies were as follows:

                                                                                    Up to 90 days
                                                                   -------------------------------------------------
                                                                              2003                    2002
                                                                   -----------------------  ------------------------
                                                                                Average                   Average
           Caption                          Currency                Amount   interest rate  Amount     interest rate
           -------                          --------                ------   -------------  ------     -------------
                                                                     ThCh$         %         ThCh$           %
Short-term bank                     Non-indexed Chilean pesos     5,200,901       3.12    7,052,890        3.58
  Liabilities                       US$                                   -          -        1,684        4.95
                                    A$                                  549          -            -           -
                                    $R                                2,844      20.50            -           -

Current portion of long-term        US$                                   -          -            -           -
  bank liabilities                  $R                                    -          -            -           -

Current portion of bonds payable    Indexed Chilean pesos        12,687,300          -            -           -
                                    US$                             378,595          -            -           -
                                    UF                                    -          -            -           -

Dividends payable                   Non-indexed Chilean pesos     3,951,433          -    3,965,051           -

Accounts payable                    Indexed Chilean pesos                 -          -    3,411,743           -
                                    Non-indexed Chilean pesos    10,030,375          -    8,386,828           -
                                    US$                           4,553,720          -    3,770,992           -
                                    A$                            3,874,211          -    3,894,334           -
                                    $R                            6,293,639          -    7,137,827           -

Other creditors                     A$                               89,985          -       33,128           -
                                    $R                            2,797,573          -            -           -

Notes payable                       Non-indexed Chilean pesos        31,277          -            -           -

Notes and accounts payable to       Non-indexed Chilean pesos     6,367,304          -    4,473,019           -
  related companies                 US$                                   -          -            -           -
                                    A$                              502,988          -      121,235           -
                                    $R                                    -          -      327,032           -

Provisions                          Non-indexed Chilean pesos     7,017,834          -   10,067,609           -
                                    US$                             391,829          -      304,761           -
                                    A$                               10,671          -       91,848           -
                                    $R                                    -          -            -           -

Withholdings                        Non-indexed Chilean pesos     5,427,044          -    4,508,962           -
                                    US$                                   -          -            -           -
                                    A$                            2,779,230          -    1,755,446           -
                                    $R                                    -          -    2,533,480           -

                                                                                 90 days to 1 year
                                                                   -------------------------------------------------
                                                                            2003                     2002
                                                                   -----------------------  ------------------------
                                                                                 Average                    Average
           Caption                          Currency                Amount    interest rate   Amount     interest rate
           -------                          --------                ------    -------------   ------     -------------
                                                                     ThCh$         %          ThCh$           %
Short-term bank                     Non-indexed Chilean pesos             -                       -           -
  Liabilities                       US$                                   -                       -           -
                                    A$                                                            -           -
                                    $R                                    -

Current portion of long-term        US$                           1,167,778               1,460,776           -
  bank liabilities                  $R                              831,329      14.54    1,099,335       13.07

Current portion of bonds payable    Indexed Chilean pesos                 -          -            -           -
                                    US$                                   -               1,943,501           -
                                    UF                                    -               5,647,811           -

Dividends payable                   Non-indexed Chilean pesos         5,000                       -           -

Accounts payable                    Indexed Chilean pesos                                         -           -
                                    Non-indexed Chilean pesos                                     -           -
                                    US$                                                           -           -
                                    A$                                                            -           -
                                    $R                                                            -           -

Other creditors                     A$                               71,601                  37,714           -
                                    $R                                    -               3,017,294           -

Notes payable                       Non-indexed Chilean pesos             -                       -           -

Notes and accounts payable to       Non-indexed Chilean pesos                                     -           -
  related companies                 US$                             370,566               4,384,869           -
                                    A$                                    -                       -           -
                                    $R                            2,453,175                       -           -

Provisions                          Non-indexed Chilean pesos     5,561,676               1,280,979           -
                                    US$                                   -                 725,796           -
                                    A$                                    -                 158,598           -
                                    $R                            1,869,532               1,976,412           -

Withholdings                        Non-indexed Chilean pesos             -                       -           -
                                    US$                              20,949          -            -           -
                                    A$                                    -                       -           -
                                    $R                            2,696,049                       -           -

                                      38

                                                                                        Up to 90 days
                                                                   --------------------------------------------------
                                                                            2003                        2002
                                                                   -------------------------   ----------------------
                                                                                  Average                  Average
           Caption                          Currency                Amount     interest rate   Amount   Interest rate
           -------                          --------                ------     -------------   ------   -------------
                                                                     ThCh$            %         ThCh$          %
Income taxes                        Non-indexed Chilean pesos     1,964,845          -              -         -
                                    US$                                   -          -         692,220        -
                                    A$                            1,108,382          -       1,021,997        -
                                    $R                                    -          -             785        -
Unearned income                     Non-indexed Chilean pesos        34,304          -         127,114        -
                                                                 ----------                 ----------
         Total current liabilities  Indexed Chilean pesos        12,687,300                  3,411,743
                                                                 ==========                 ==========
                                    Non-indexed Chilean pesos    40,025,317                 38,581,473
                                                                 ==========                 ==========
                                    US$                           5,324,144                  4,769,657
                                                                 ==========                 ==========
                                    A$                            8,366,016                  6,917,988
                                                                 ==========                 ==========
                                    $R                            9,094,056                  9,999,124
                                                                 ==========                 ==========
                                    UF                                    -                          -
                                                                 ==========                 ==========


                                                                                      90 days to 1 year
                                                                   -----------------------------------------------------
                                                                            2003                        2002
                                                                   -------------------------   -------------------------
                                                                                 Average                      Average
           Caption                          Currency                Amount     interest rate   Amount      interest rate
           -------                          --------                ------     -------------   ------      -------------
                                                                     ThCh$           %          ThCh$             %
Income taxes                        Non-indexed Chilean pesos       890,575          -        3,083,464          -
                                    US$                                   -          -                -          -
                                    A$                               94,924          -                -          -
                                    $R                                    -          -                -          -

Unearned income                     Non-indexed Chilean pesos             -          -                -          -
                                                                  ---------                   ---------
         Total current liabilities  Indexed Chilean pesos                 -                           -
                                                                  =========                   =========
                                    Non-indexed Chilean pesos     6,457,251                   4,364,443
                                                                  =========                   =========
                                    US$                           1,559,293                   8,514,942
                                                                  =========                   =========
                                    A$                              166,525                     196,312
                                                                  =========                   =========
                                    $R                            7,850,085                   6,093,041
                                                                  =========                   =========
                                    UF                                    -                   5,647,811
                                                                  =========                   =========

c.1) Long-term liabilities at December 31, 2003 were composed of local and foreign currencies as follows:

Long-term liabilities at December 31, 2003

                                                                       1 to 3 years               3 to 5 years
                                                                  --------------------    ----------------------
                                                                               Average                   Average
                                                                              interest                  interest
           Caption                      Currency                    Amount      rate        Amount        rate
           -------                      --------                    ------      ----        ------        ----
                                                                     ThCh$        %          ThCh$          %
Long-term bank liabilities     US$                               47,504,000         -               -         -
                               $R                                   421,957         -       1,383,487         -
Bonds payable                  UF                                33,501,600         -       4,653,000         -
                               US$                                        -         -               -         -
Other creditors                $R                                   124,737         -          69,311         -
Provisions                     UF                                    20,248         -               -         -
                               Non-indexed Chilean pesos            530,696         -               -         -
                               US$                                1,484,500         -               -         -
                               A$                                   514,666         -               -         -
                               $R                                 6,226,488         -               -         -
Deferred income taxes          Non-indexed Chilean pesos            364,726         -               -         -
                               A$                                         -         -         475,109         -
Other liabilities              Non-indexed Chilean pesos                  -         -               -         -
                               A$                                   152,091         -         144,418         -
                               $R                                         -         -               -         -
                                                                 ----------      ----       ---------       ---
Total long-term liabilities    UF                                33,521,848         -       4,653,000         -
                                                                 ==========      ====       =========       ===
                               Non-indexed Chilean pesos            895,422         -               -         -
                                                                 ==========      ====       =========       ===
                               US$                               48,988,500         -               -         -
                                                                 ==========      ====       =========       ===
                               A$                                   666,757         -         619,527         -
                                                                 ==========      ====       =========       ===
                               $R                                 6,773,182         -       1,452,798         -
                                                                 ==========      ====       =========       ===


                                                                     5 to 10 years              Over 10 years
                                                                  --------------------    ----------------------
                                                                               Average                   Average
                                                                              interest                  interest
           Caption                      Currency                    Amount      rate        Amount        rate
           -------                      --------                    ------      ----        ------        ----
                                                                     ThCh$        %          ThCh$          %
Long-term bank liabilities     US$                                        -         -               -         -
                               $R                                         -         -               -         -
Bonds payable                  UF                                         -         -      62,604,000         -
                               US$                               19,046,729         -       2,375,200         -
Other creditors                $R                                    34,656         -               -         -
Provisions                     UF                                         -         -               -         -
                               Non-indexed Chilean pesos                  -         -       1,830,853         -
                               US$                                        -         -               -         -
                               A$                                         -         -               -         -
                               $R                                         -         -               -         -
Deferred income taxes          Non-indexed Chilean pesos            495,803         -               -         -
                               A$                                         -         -               -         -
Other liabilities              Non-indexed Chilean pesos                  -         -       5,655,297         -
                               A$                                 1,299,763         -               -         -
                               $R                                         -         -               -         -
                                                                 ----------       ---      ----------       ---
Total long-term liabilities    UF                                         -         -      62,604,000         -
                                                                 ==========       ===      ==========       ===
                               Non-indexed Chilean pesos            495,803         -       7,486,150         -
                                                                 ==========       ===      ==========       ===
                               US$                               19,046,729         -       2,375,200         -
                                                                 ==========       ===      ==========       ===
                               A$                                 1,299,763         -               -         -
                                                                 ==========       ===      ==========       ===
                               $R                                    34,656         -               -         -
                                                                 ==========       ===      ==========       ===

c.2) Long-term liabilities at December 31, 2002 were composed of local and foreign currencies as follows:

Long-term liabilities at December 31, 2002

                                                                       1 to 3 years             3 to 5 years
                                                                  --------------------    ----------------------
                                                                               Average                   Average
                                                                              interest                  interest
           Caption                      Currency                    Amount      rate        Amount        rate
           -------                      --------                    ------      ----        ------        ----
                                                                     ThCh$        %          ThCh$          %

Long-term bank liabilities     US$                                        -         -      58,063,688      6.51
                               R$                                   855,716     13.11       1,258,456     13.49
Bonds payable                  UF                                         -         -      43,716,384      6.20
                               US$                                        -         -      23,280,635      7.00
Other creditors                R$                                    68,252         -               -         -
Provisions                     UF                                         -         -               -         -
                               Non-indexed Chilean pesos             16,949         -               -         -
                               US$                                3,266,082         -               -         -
                               A$                                   466,836         -               -         -
                               R$                                 3,200,062         -               -         -
Deferred Taxes                 Non-indexed Chilean pesos             64,808         -               -         -
Other liabilities              Non-indexed Chilean pesos                  -         -               -         -
                               US$                                        -         -               -         -
                               A$                                         -         -         129,221         -
                               R$                                   175,125         -               -         -
                                                               ------------                ----------
Total long-term liabilities    US$                                3,266,082                81,344,323
                                                                   ========                  ========
                               $R                                 4,299,155                 1,258,456
                                                                   ========                  ========
                               UF                                         -                43,716,384
                                                                   ========                  ========
                               Non-indexed Chilean pesos             81,757                         -
                                                                   ========                  ========
                               A$                                   466,836                   129,221
                                                                   ========                  ========


                                                                       5 to 10 years              Over 10 years
                                                                  --------------------    ----------------------
                                                                               Average                   Average
                                                                              interest                  interest
           Caption                      Currency                    Amount      rate        Amount        rate
           -------                      --------                    ------      ----        ------        ----
                                                                     ThCh$        %          ThCh$          %
Long-term bank liabilities     US$                                        -         -               -         -
                               R$                                         -         -               -         -
Bonds payable                  UF                                18,463,446      6.50      49,690,146      6.50
                               US$                                        -         -       2,903,184      7.75
Other creditors                R$                                         -         -               -         -
Provisions                     UF                                   416,184         -       2,001,462         -
                               Non-indexed Chilean pesos                  -         -               -         -
                               US$                                        -         -               -         -
                               A$                                         -         -               -         -
                               R$                                         -         -               -         -
Deferred Taxes                 Non-indexed Chilean pesos                  -         -       1,884,007         -
Other liabilities              Non-indexed Chilean pesos          4,719,567         -               -         -
                               US$                                        -         -               -         -
                               A$                                 1,331,939         -               -         -
                               R$                                         -         -               -         -
                                                                  ---------                ----------
Total long-term liabilities    US$                                        -                 2,903,184
                                                                  =========                ==========
                               $R                                         -                         -
                                                                 ==========                ==========
                               UF                                18,879,630                51,691,608
                                                                 ==========                ==========
                               Non-indexed Chilean pesos          4,719,567                 1,884,007
                                                                 ==========                ==========
                               A$                                 1,331,939                         -
                                                                 ==========                ==========

NOTE 38 - PENALTIES

The Company has not been subject to penalties by the SVS or any other administrative authority during the years ended December 31, 2003 and 2002.

NOTE 39 - SUBSEQUENT EVENTS

On January 29, 2004, interim dividend number 139 was paid in the following amounts: Ch$ 4.80 per Series A share, and Ch$ 5.28 per Series B share. The dividends relate to income for the year 2003.

No other significant events have occurred between December 31, 2003 and the issuance date of these financial statements that could significantly affect the balances presentation of these financial statements.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENT

The Company has disbursed ThCh$ 356,142 to improve its industrial process, laboratory analysis, environment impact consultancy and other studies. Future commitments, which are all short-term, for the same concepts are for ThCh$ 96,536.

                                      42
EMBOTELLADORA ANDINA S.A.



                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                         EMBOTELLADORA ANDINA S.A.

                                         By: /s/ Osvaldo Garay
                                             Osvaldo Garay
                                             Chief Financial Officer


Dated:  April 16, 2004